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Exhibit 99(a)(5)(ix)

        IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

BARRY FELDMAN, on behalf of himself and all others similarly situated,
Plaintiff,
V.	C. A. No.
WALTER C. CLAY, ALEX GOOD, CRAIG KORNBLAU, JOHN MCCARTNEY, RICHARD D. SEVERNS and PAUL LATCHFORD,
Defendants.

CLASS ACTION COMPLAINT

        Plaintiff, by and through his attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief based on an investigation of his counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

        1.    This is a class action on behalf of the public holders of common stock of Next Level Communications, Inc. ("Next Level" or the "Company"), against certain of its directors arising, indirectly, out of the offer by Motorola, Inc. ("Motorola"), the Company's controlling shareholder, to take Next Level private for $1.04 per share in cash.

        2.    On or about January 12, 2003, Motorola sent a letter to Next Level stating that it planned to commence an unsolicited tender offer for all of the outstanding common stock of Next Level that it does not already own for $1.04 per share in cash. As of January 12, 2003, Motorola owned approximately 74% of the outstanding shares of Next Level common stock. In addition, Motorola owned (1) all of the preferred stock of Next Level; and (2) warrants to purchase shares of Next Level common stock at various prices and exercisable over various periods. Taking Next Level's aggregate equity holdings into account, pursuant to 13(d) of the Securities Exchange Act of 1934, Motorola is deemed to beneficially own approximately 89.67% of Next Level's outstanding common stock.

        3.    On or about January 27, 2003, Motorola commenced its tender offer (the "Tender Offer"), refusing to negotiate price or any other terms of the Tender Offer with an independent special committee of directors formed by Next Level's Board of Directors (the "Special Committee" or the "Independent Committee").

        4.    By the acts, transactions and courses of conduct alleged herein, the Individual Defendants (defined below) have breached their fiduciary duties owed to Class members by improperly entering into change of control agreements which will benefit Next Level officers and, indirectly themselves, at the expense of the Company's public shareholders. Specifically, certain of Next Level's officers have entered into change of control agreements which will provide significant financial benefits to themselves at the expense of Next Level's public shareholders. Clearly, any additional consideration that Motorola or any other potential acquiror may have been willing to offer to the Next Level shareholders may now be redirected to pay off the new agreements with Next Level's officers. Thus, the Individual Defendants have taken steps which make an increased offer from Motorola or another potential acquiror less likely, and, if one is made, less lucrative. Injunctive relief in this action is necessary to protect the interests of Next Level's minority shareholders.

THE PARTIES

        5.    Plaintiff is, and at all relevant times has been, the owner of Next Level common stock.

        6.    Defendant Next Level is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 6085 State Farm Drive, Rohnert Park, California. Next Level designs and markets high-speed, high-volume communications equipment that enables telephone companies and others to deliver voice, data, and video services over the existing copper wire infrastructure. At all relevant times, Next Level common stock has traded on the NASDAQ National Market System under the symbol "NXTV."

        7.    Defendant Walter C. Clay ("Clay") is, and at all relevant times has been, a director of Next Level. Clay also serves as a member of the Special Committee.

        8.    Defendant Alex Good ("Good") is, and at all relevant times has been, a director of Next Level. Good also serves as a member of the Special Committee.

        9.    Defendant Craig Kornblau ("Kornblau") is, and at all relevant times has been, a director of Next Level. Kornblau also serves as a member of the Special Committee.

        10.  Defendant Paul Latchford ("Latchford") is, and at all relevant times has been, a director of Next Level. Latchford also serves as a member of the Special Committee and the Compensation Committee of the Next Level Board of Directors (the "Board").

        11.  Defendant John McCartney ("McCartney") is, and at all relevant times has been, a director of Next Level. McCartney serves on the Compensation Committee of the Board.

        12.  According to Bloomberg database, defendant Richard Severns ("Severns") was a director of Next Level since January 2000. Severns worked for Motorola for over 30 years. He has held various positions at Motorola and currently serves as Senior Vice President and Director of Finance for the Networks Sector of Motorola. Severns also serves on the Compensation Committee of the Board.

        13.  The defendants referred to in paragraphs 7 through 12 are sometimes collectively referred to herein as the "Individual Defendants."

        14.  By reason of the above Individual Defendants' positions with the Company as directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Next Level, and owe plaintiff and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

CLASS ACTION ALLEGATIONS

        15.  Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all shareholders of Next Level common stock, or their successors in interest, who are being, and will be, harmed by defendants' conduct described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

        16.  This action is properly maintainable as a class action.

        17.  The Class is so numerous that joinder of all members is impracticable. As of January 27, 2003, there were approximately 19.6 million shares of Next Level common stock in the public float, owned by hundreds if not thousands of public shareholders.

        18.  There are questions of law and fact which are common to the Class including, inter alia, the following:

  (a)
  whether defendants have violated their fiduciary duties owed to plaintiff and other Class members in that they have acted to the detriment of the Class in order to entrench and benefit themselves and the Company's management at the expense of Next Level's public stockholders;

  (b)
  whether the "Retention Agreements" (defined below) were reached by the Individual Defendants without their exercising independent business judgment; and

  (c)
  whether plaintiff and the other members of the Class would be irreparably damaged were the Retention Agreements not rescinded or otherwise set aside.

        19.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

        20.  The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

        21.  Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with National Market System. Motorola predicts in its Tender Offer Statement that, absent further financing from itself to Next Level, Next Level could be delisted from the NASDAQ and/or cease to be sustainable as a solvent entity.

B.    The Tender Offer

        25.  On January 12, 2003, Motorola sent Next Level a letter stating that it intended to commence a tender offer for all of the outstanding shares of Next Level not owned by Motorola for a purchase price of $1.04 per share in cash (the "Tender Offer"). In the letter, Motorola stated that it was not seeking approval from Next Level's directors and that it wished to complete the Tender Offer "as quickly as possible."

        26.  On or about January 16, 2003, Next Level's Board formed a committee of directors purportedly unaffiliated with Motorola. However, apparently without speaking to the Special Committee, Motorola informed Next Level on January 24, 2003 that it was commencing the Tender Offer at the stated price of $1.04 per share on January 27, 2003.

        27.  On January 27, 2003, Motorola formally commenced the Tender Offer. That same day, Next Level announced that its Special Committee advised that the Company's public shareholders take no action with respect to the Tender Offer until the Special Committee issued a recommendation with respect to the fairness of the Tender Offer price. On February 4, 2003, the Special Committee recommended that the Company's minority shareholders not tender into Motorola's coercive and unfair Tender Offer.

        28.  Since the Tender Offer was commenced, the tender deadline has been extended three times, in each case where Motorola had failed to acquire the necessary number of shares needed to complete the offer. The current deadline is 5:00 p.m. on Friday, March 14, 2003.

C.    Waiver of the 90% Condition by Motorola

        29.  On March 10, 2003, in connection with the latest extension of the Tender Offer, Motorola announced that it was amending its offer to waive the condition to the offer that Motorola own at least 90% of the issued and outstanding shares of Next Level common stock as a result of the offer (the "90% Waiver"). Motorola thus needs 12,904,456 shares tendered in order to satisfy the "Minimum Tender Condition." This number is approximately 1.5 million shares less than the number that Motorola had originally estimated was required.

D.    The Change in Control Agreements

        30.  On or about March 11, 2003, Next Level filed Amendment No. 10 to its Schedule 14D-9 with the SEC. In this 14D-9, Next Level revealed that at a joint meeting of the Independent Committee and the Compensation Committee of the Next Level Board held on March 7, 2003, the Independent Committee implemented a management retention plan for six 'key' employees reporting to the chief executive officer. The purported purpose of the plan "is to retain and keep these employees focused on their jobs and Next Level's business so Next Level can continue to execute its business plan." 14D-9 at p. 2. The resulting retention agreements, which were entered into with members of Next Level senior management—i.e., Messrs. Ide, St. Cyr, Sheppard, Weeks, Wiley and Zar—and which are attached as exhibits to Next Level's latest Schedule 14D-9, extend certain benefits to each such officer in the event that a change in control (as defined in the various agreements (the "Retention Agreements")) occurs and, within two years thereafter, either Next Level terminates such officer's employment without cause or such officer terminates his employment for good reason. Each agreement also provides that if Next Level's independent accountants determine that any change in control payments to the officer would be subject to the golden parachute excise tax, such payments will be reduced to the extent necessary so that no portion of the payments will be subject to the excise tax, but only if the net after-tax benefit to the executive is greater with the reduction than without it.

        31.  Specifically, each of the Retention Agreements contains the following language:

          The Board of Directors (the "Board"') of Next Level Communications, Inc., a Delaware corporation (the "Corporation"), has determined that it is in the best interests of the Corporation and its stockholders to assure that the Corporation will continue to have your dedication and services notwithstanding the possibility, threat or occurrence of a Change in Control (as defined herein). The Board believes it is imperative to diminish the distraction that you would face by virtue of the personal uncertainties created by a pending or threatened Change in Control (including consummation of the pending tender offer from Motorola, Inc., which would constitute a Change in Control, as defined below) and to encourage your full attention and dedication to the Corporation. Further, the Board desires to provide you with compensation and benefits arrangements upon a Change in Control which ensure that your compensation and benefits expectations will be satisfied and which are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused the Corporation to enter into this Agreement (the "Agreement").

* * *

          A "Change in Control" shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the events set forth below:

              (i)    Acquisition of Stock by Third Party.    Any Person (as defined below) is or becomes the Beneficial Owner (as defined below), directly or indirectly, of securities of the Corporation representing thirty-three and one-third percent (33 1/3%) or more of the combined voting power of the Corporation's then outstanding securities and Motorola, Inc. ("Motorola") then owns less than fifty percent (50%) of such securities, or Motorola, directly or indirectly, acquires at least ninety percent (90%) of the total voting power represented by the Corporation's then outstanding voting securities, whether through a tender offer, merger, or any other means;

              (ii)  Change in Board of Directors.    During any period of two (2) consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Corporation to effect a transaction described in (i), (iii) or (iv) of this definition) whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the members of the Board;

              (iii)  Corporate Transactions.    The effective date of a merger or consolidation of the Corporation with any other entity, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 51% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity;

              (iv)  Liquidation.    The approval by the stockholders of the Corporation of a complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets; or

              (v)  Other Events.    There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item on any similar schedule or form) promulgated under the Exchange Act (as defined below), whether or not the Corporation is then subject to such reporting requirement.

      * * *

            3.    Termination in Connection with a Change in Control.    If a Change in Control of the Corporation occurs during the term of this Agreement, and within two years following the Change in Control, either the Corporation terminates your employment without Cause or you terminate your employment for Good Reason, then (a) the Corporation will pay you upon cessation of your employment an amount equal to one hundred seventy five percent (175%)1 of your annual base salary as in effect immediately prior to delivery of the Notice of Termination (or, if greater, immediately prior to the occurrence of the event constituting Good Reason) plus one hundred seventy five percent (175%) of your targeted annual bonus for the year in which the Date of Termination occurs (assuming that the bonus targets are satisfied at 100% and without giving effect to any event constituting Good Reason), which targeted annual bonus for the year 2003 shall, for purposes of this Agreement, be deemed to be 60% of annual base salary, and (b) for the period beginning on the Date of Termination and ending on the earlier of (i) the date which is twenty one (21) full months following the Date of Termination or (ii) the first day of your eligibility to participate in a comparable group welfare plan maintained by a subsequent employer, the Corporation shall pay for and provide you and your dependents with the same life, disability, accident and health insurance coverage to which you would have been entitled had you remained continuously employed by the Corporation during such period, provided that in the event that you are ineligible under the terms of the Corporation's benefit plans to continue to be so covered, the Corporation shall provide you with substantially equivalent coverage through other sources or will provide you with a lump sum payment (determined on a present value basis using the interest rate provided in Section 1274(b)(2)(B) of the Code on the Date of Termination) in such amount that, after all income and employment taxes on that amount, shall be equal to the cost to you of providing yourself such coverage, and provided further that at the termination of such coverage, you and your dependents shall be entitled to continuation coverage pursuant to Section 4980B of the Code, Sections 601-608 of the Employee Retirement Income Security Act of 1974, as amended, and under any other applicable law, to the extent required by such laws, as if you had terminated employment with the Corporation on the date such benefits coverage terminates.

(1)
The 175% number is changed to 150% in certain of the Individual Defendants' Retention Agreements.

* * *

            5.    Successors: Binding Agreement.

              5.1    Successor to Assume Agreement.    The Corporation shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation to expressly assume and agree to perform this Agreement. Unless expressly provided otherwise, "Corporation" as used herein shall mean the Corporation as defined in this Agreement and any successor to its business and/or assets as aforesaid.

* * *

            7.    Miscellaneous.    No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. (All emphasis in underlining, other than section headings, is added.)

While the Retention Agreements were implemented by the Independent Committee, it does not appear from the 14D-9 that the full Board of Next Level ever formally approved the Retention Agreements.

        32.  In this latest amendment to the 14D-9, the Company also announced that it has entered into indemnification agreements with the members of the Independent Committee of the Next Level Board, a form of which is attached as an exhibit to Next Level's Schedule 14D-9. The indemnification agreements provide the members of the Independent Committee of the Next Level Board with further indemnification to the maximum extent authorized or permitted by the Delaware General Corporation Law.

        33.  The true purpose of the Retention Agreements, implemented approximately two months after Motorola's announcement of the Tender Offer and after the initial expiration dates for the Tender Offer were extended, and, indeed, were not disclosed until a few days before the Tender Offer is to close, appears to be little more than the implementation of a defensive measure intended to entrench the Individual Defendants and/or preserve the employment of Next Level's current management as opposed to benefitting Next Level or its public shareholders. The timing and amounts of the Retention Agreements demonstrates that their implementation could not have been the product of considered business judgment, but instead reflects a determination on the part of the Individual Defendants to entrench themselves to protect their positions and lucrative compensation, to the detriment of and in breach of their fiduciary duties to Next Level's public shareholders, for, inter alia, the following reasons:

  •
  While the Retention Agreements claim that the Next Level Board "believes it is imperative to diminish the distraction that you [each of the six executives] would face by virtue of the personal uncertainties created by a pending or threatened Change in Control (including consummation of the pending tender offer from Motorola, Inc. .. . .) and to encourage your full attention and dedication to the Corporation," the timing and hastiness of the implementation of these agreements is highly suspicious, and appears at odds with the Board's stated belief in that the Retention Agreements have been implemented days before the Tender Offer is to close, after the non-Motorola affiliated members of the Board and management have already strenuously fought The Motorola Tender Offer (without the comfort of the Retention Agreements or the new indemnification agreements), and after it appears that the present Tender Offer as constituted is likely to fall short of satisfying its Minimum Tender Condition and thus after the "distractions" of a change of control appear to be about over.

  •
  For the last several years Motorola has been unquestionably in control of Next Level and that control would not change if the Tender Offer and subsequently planned follow-up merger were to occur; however despite this reality, the term "Change of Control" in the Retention Agreements has been defined, conveniently, to give the Next Level employees significant payouts if the Minimum Tender Condition is satisfied or even if the composition of a majority of the Board is changed and these executives are terminated or even quit the Company in the next two years;

  •
  Ever since Motorola has controlled the Company (i.e. since the Fall of 1999), the possibility or probability that it might take Next Level private, or that it could have caused the firing of the six executives, has existed but the Next Level Board never deemed it necessary to preserve its "key employees" by entering agreements similar to the Retention Agreements until now;

  •
  In its Offer to Purchase (at pps. vi and 15), Motorola has expressly stated its intention to retain Next Level's key employees. Specifically, Motorola stated:

              Motorola believes that Next Level's key employees are important to the success of Next Level's business and operations. Motorola plans to provide incentives to key Next Level employees to remain following completion of the Offer and the Merger. At this time, Motorola has not finalized any particular incentive plans, but Motorola intends to work with Next Level's management to minimize disruption to the Next Level team.

              Thus, the purported need to diminish distractions from potential change of control transactions, at least the one the Retention Agreements were drafted to address (i.e. Motorola's Tender Offer), appears to be unnecessary;

  •
  Unless Motorola keeps indefinitely extending its grossly unfair and inadequate Tender Offer until it finally satisfies the Minimum Tender Condition, it now appears that the Tender Offer will fail (although recent statements by Motorola may yet coerce enough Next Level shareholders into tendering at the last minute). Assuming the present Tender Offer fails, which now appears a likelihood, the Retention Agreements, and concomitant potentially significant payouts to Next Level executives in the event of a Change of Control will make it more costly for Motorola or a different suitor to acquire the Company. Indeed, as the chart annexed as Appendix A hereto shows, using a calculation that uses the public float of Next Level's shares, the value of the present Tender Offer, certain publicly available data showing most of the relevant executives' recent salaries paid by the Company, and making certain other assumptions used in news articles or rationally based from the publicly available data, the payouts from the Retention Agreements, assuming that all six executives were immediately fired by Motorola or another suitor, would be approximately $3.2 million. With the current Tender Offer and concomitant follow-up short form merger valued at approximately $20.4 million, the potential Retention Agreements amount to approximately 16% of the total deal value or 16 cents per share! This would create a significant impediment to a possible future enhanced deal for Next Level's shareholders. Thus, for example, if Motorola becomes inclined to increase its present Tender Offer price, to facilitate closing of the offer, it would need to pay significant monies to Next Level's executives that otherwise could have gone to the Company's public shareholders. This would directly negatively impact the Class members by the amount of the executive Change of Control payments.

        34.  By adopting the Retention Agreements at virtually the eleventh hour before the Tender Offer was to expire, the Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

        35.  By virtue of the acts and conduct herein, the Individual Defendants are not acting in good faith and have breached their fiduciary and other common law duties which they owe to plaintiff and the other members of the Class, have engaged in unfair dealing for their own benefit and the benefit of Next Level's management and to the detriment of the Class, and have engaged in transactions designed to entrench themselves in their positions of control within the Company by making it potentially far more costly for Motorola or another potential acquiror to make an enhanced deal for the benefit of the Next Level public shareholders.

        36.  The Individual Defendants have violated their fiduciary duties owed to plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit and entrench themselves, and Next Level's executives, and solidify their positions of control and enjoyment of the perquisites of office.

        37.  As a result of the foregoing, the Individual Defendants' implementation of the Retention Agreements should be rescinded or otherwise set aside.

        38.  Plaintiff and the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

          A.    Declaring that this action is properly maintainable as a class action, and certifying plaintiff as Class representative;

          B.    Rescinding or otherwise setting aside the Retention Agreements;

          C    Awarding plaintiff and the Class compensatory and/or rescissory damages;

          D    Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

          E.    Granting such other and further relief as this Court may deem to be just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
By:	/s/ NORMAN M. MONHAIT Suite 1401, 919 Market Street P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433
Attorneys for Plaintiff

OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600

March 14, 2003

QuickLinks

  Exhibit 99(a)(5)(ix)
CLASS ACTION COMPLAINT
NATURE OF THE ACTION
THE PARTIES
CLASS ACTION ALLEGATIONS